EXHIBIT 12

Toys “R” Us, Inc.

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	Fiscal Years Ended
	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004
Consolidated pretax income (loss) from continuing operations	$220,071	$143,378	$(505,542)	$193,476	$93,239
Share of pretax income of less than 50%-owned companies	—	—	2,969	(23,181)	(31,491)
Minority interest in Toys - Japan	2,254	(1,444)	—	—	—
Minority interest in Toysrus.com	—	—	—	(6,506)	(7,929)
Interest capitalized during period	(627)	(365)	(437)	(1,123)	(885)
Total fixed charges	656,191	729,317	508,175	277,485	292,047

Adjusted income from continuing operations	$877,889	$870,886	$5,165	$440,151	$344,981

Fixed Charges:
Interest expense	$502,691	$536,762	$394,257	$130,016	$141,633
Interest capitalized during period	627	365	437	1,123	885
Adjustment to deferred financing amortization - US bridge debt	—	—	(32,455)	—	—
Interest portion of rental expense	152,873	192,190	145,936	146,346	149,529

Total Fixed Charges	$656,191	$729,317	$508,175	$277,485	$292,047

Ratio of Earnings to Fixed Charges	1.34	1.19		1.59	1.18

Deficiency of Earnings over Fixed Charges			$(503,010)

(a)   For purpose of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before minority interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor, and (iii) amortization of debt issue costs, and (iv) the amount of the company's undistributed (income) losses of less than 50%-owned companies. Fixed charges consist of interest expense, amortization of debt issue costs, and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	475,943	437,891	299,050	300,197	306,726
Capitalization factor	7.3	6.6	6.1	6.5	6.5
Weighted average cost of long-term debt	4.4%	6.7%	8.0%	7.5%	7.5%
Interest in rent expense	152,873	192,190	145,936	146,346	149,529
% of interest to rent expense	32%	44%	49%	49%	49%